Filed by MiniMed Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 001-36820
MiniMed Files Form S-4 Registration Statement in Connection with Medtronic Exchange Offer Announcement
NORTHRIDGE, Calif., September 14, 2026 – MiniMed (Nasdaq: MMED) announced that it has filed a Form S-4 Registration Statement today with the Securities and Exchange Commission (the “SEC”) in connection with Medtronic plc’s (“Medtronic”; NYSE: MDT) offer to exchange up to 225,361,295 shares of MiniMed common stock, representing 80.1% of the total outstanding shares of MiniMed common stock, for outstanding Medtronic ordinary shares that are validly tendered and not validly withdrawn. If the exchange offer is oversubscribed, Medtronic intends to exchange all of Medtronic’s remaining interest in MiniMed (an additional 27,452,053 shares of MiniMed common stock), without extending the exchange offer period. In the exchange offer, Medtronic shareholders will have the opportunity to exchange their Medtronic ordinary shares for shares of MiniMed common stock, subject to the terms of the offer.
Medtronic currently owns approximately 89.86% of the total outstanding shares of MiniMed common stock. If the exchange offer (including all related transactions) is effectuated, Medtronic will no longer hold an equity stake in MiniMed.
“With the exchange offer underway, our separation from Medtronic is entering the final stage,” said Que Dallara, Chief Executive Officer of MiniMed. “It does not change who we serve, but it gives us complete autonomy over our capital allocation, our product roadmap, and our speed. Independence does not make the job easier; it simply means our execution is entirely in our own hands.”
This announcement is for informational purposes only and is neither an offer to sell or an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. The offer is made solely by the prospectus referenced below.
About MiniMed
MiniMed is a global leader in insulin delivery, constantly advancing therapies that support people with diabetes in 80 countries. Our full-stack, integrated ecosystem, including our insulin delivery systems, CGMs, algorithms, and easy-to-use app experience, is designed to work seamlessly together, supported by white-glove, wrap-around service. For over 40 years, we’ve pioneered therapies people can rely on by anticipating needs, reducing burden, and helping make life with diabetes easier. Our mission is to make every day a better day for people with diabetes.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s and MiniMed’s anticipated financial results, all other statements in this communication that are not historical facts, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO, and other exchange offer documents filed by Medtronic or MiniMed, as applicable, with the SEC. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. MiniMed undertakes no obligation to update forward-looking statements or any of the information contained in this press release.
Additional Information and Where to Find It
This communication is for informational purposes only and is neither an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities, nor a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (“Prospectus”). The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1-877 361-7972 (toll-free for shareholders) or +1-646 845-0146 (banks, brokers, and all others outside the United States).
Contacts:
Ryan Weispfenning
Investor Relations
+1-763-505-4626
Ashley Patterson
Communications
+1-818-576-3025
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